[Wisconsin Electric Power Company Letterhead]


August 18, 1999


Mr. Randy Pilo
Public Service Commission of Wisconsin
610 North Whitney Way
Madison, WI  53707-7854


Dear Mr. Pilo:

RE:  WEC/WICOR MERGER
     DOCKETS 9401-YO-100/9402-YO-101

Enclosed are Wisconsin Electric's responses to your data request Items A5, A6 and A7. Filed under separate Confidentiality Request is the list of steam customers requested in Item A5.

Please call me at 414-221-2285 if you have any questions.

Sincerely,



/s/ Roman A. Draba
-----------------------------------
Roman A. Draba
Manager, State Regulatory Affairs

Enclosure

                                CUB Data Request
                                WEC/WICOR Merger
                               September 29, 1999

Item 1-CUB-28: At page 15 of the Application, WEC states: "In this case, WEC believes the proposed Transaction raises no significant issues regarding either horizontal or vertical market power in any appropriately defined market."

          (a) What is the basis for WEC's belief that the proposed transaction raises no significant issues regarding either horizontal or vertical market power in any appropriately defined market?

          (b) What are the appropriately defined markets for electricity and natural gas?

          (c) How has the market concentration study been performed in order to assess the effect of this acquisition or competition?

          (d) If the answer to 1-CUB-28 (a) is yes, please provide the market concentration study.

          (e) If the answer to 1-CUB-28 (a) is no, please explain how the PSCW could find that this acquisition would not have an adverse effect on competition?

Response:




Submitted by:

                                CUB Data Request
                                WEC/WICOR Merger
                               September 29, 1999

Item 1-CUB-28: At page 15 of the Application, WEC states: "In this case, WEC believes the proposed Transaction raises no significant issues regarding either horizontal or vertical market power in any appropriately defined market."

          (a) What is the basis for WEC's belief that the proposed transaction raises no significant issues regarding either horizontal or vertical market power in any appropriately defined market?

          (b) What are the appropriately defined markets for electricity and natural gas?

          (c) How has the market concentration study been performed in order to assess the effect of this acquisition or co mpetition?

          (d) If the answer to 1-CUB-28 (a) is yes, please provide the market concentration study.

          (e) If the answer to 1-CUB-28 (a) is no, please explain how the PSCW could find that this acquisition would not have an adverse effect on competition?

Response:

(a) and (b). The appropriately defined markets for electricity and gas in this transaction are: (1) retail electricity; (2) retail gas; (3) for certain customers, retail gas and steam; and (4) wholesale electricity. The proposed transaction raises no significant market power issues for the following reasons.

          WICOR does not participate in the market for retail electricity. As a result, the combination of WEC with WICOR will have no impact whatsoever on concentration in that product market. Similarly, while WICOR's subsidiary Wisconsin Gas and the gas operations of WEC's Wisconsin Electric subsidiary do participate in the retail natural gas product market, the geographic markets they serve are distinct. Absent any overlap of geographic markets, a combination of the two companies will have no impact whatsoever on concentration in any geographic market for retail gas.

          If the retail product market were defined more broadly to include both retail gas and retail electricity, then the combination of WICOR and WEC would lead to an increase in concentration in the geographic market in which WICOR's retail gas service overlaps with WEC's retail electric service. However, WEC believes that such an expansive definition of the product market would be erroneous.

          Products, such as retail gas and retail electricity, should be included within the same product market only if customers view them as close enough substitutes that the availability of one product constrains the price of the other. The weakness of gas-electric competition as a constraint on prices is shown by the cross-elasticities of demand. Cross elasticities are used to quantify the extent to which two products are substitutable by measuring the extent to which demand for one product rises in responses to an increase in the price of the other product. Econometric studies of the demand for gas and electricity, most of which date from the 1970s and early 1980s, show cross-price elasticities that typically are in the range of 0.1 to 0.2. Short run elasticities tend to be even lower, reflecting the fact that switching fuels requires replacement of long-lived energy using appliances and devices. Such extremely low cross elasticities indicate that gas and electricity are very poor substitutes for one another and thus should not be included in the same product market for purposes of evaluating the effect of the transaction on concentration.

          Underlying these extremely low cross-elasticities is the fact that one or the other fuel dominates most major end uses. The bulk of electricity demand is for end uses for which gas is not directly substitutable. Some end uses for which gas once competed, such as refrigeration and cooling are no longer economic. Gas, conversely, dominates space heating and certain process uses. Survey data compiled by WE shows that in areas that have gas service, 85 percent of homes are heated with gas and only 6 percent with electricity. Gas is even more dominant in commercial and industrial buildings. A substantial part of the electricity share of this market is due to special circumstances, such as the need for separate metering of apartments and condominiums. The relative shares of gas and electricity in home heating are relatively stable, showing no material difference between new homes and older homes.

          There is slightly more interfuel substitutability for some end uses, such as water heating, cooking, and clothes drying. On balance, however, as the cross-elasticities demonstrate, retail gas and retail electricity are not sufficiently substitutable in end uses to be included in the same product market for purposes of market power analysis.

          The weak role of interfuel competition as a constraint on pricing is demonstrated by two additional facts. First, the deregulation of gas and electric distribution has not been considered seriously in Wisconsin or, to our knowledge, anywhere else. If retail gas and retail electricity were sufficiently substitutable that the price of one constrained the price of the other, deregulated distribution would be a plausible policy option.

          Second, the continued existence of combination utilities belies any claim that retail gas and retail electricity are substitutable to any competitively meaningful extent. In those states where open retail access for gas and electricity is occurring, combination utilities have not been required to divest one or the other operation for the sake of stimulating competition. To the contrary, regulators have recently approved a number of convergence mergers, where electricity companies have bought gas operations, including LDC operations whose territories have overlapped the acquirer's electric service territory.

          For certain customers in certain uses, there may be sufficient substitutability between retail gas and steam to define a distinct product market that includes both gas and steam. However, WEC believes the proposed transaction will have no significant competitive impact on that market for the following reasons.

          WE operates a steam system covering parts of the City of Milwaukee. The system has slightly over 300 customers, and steam revenues are about $13 million annually, or less then 1% of WEC's total revenues. The dozen largest steam customers account for half of revenues. WE added four relatively major steam customers (i.e., among the 50 largest steam customers) in the past 3 years, WE Steam estimates that it makes about six offers of service per year. Steam is sold at cost-of-service-based regulated tariff rates set by the PSCW, and there are no discounts offered against these tariffs. Consequently, competition from gas does not affect the prices offered or paid for steam service.

          Wisconsin gas sometimes offers discounts to gas customers who have been offered steam service. Currently, there are 8 customers and 23 customer sites on the SD-1 steam displacement rate schedule. The total volume of gas sold on this tariff is 18.3 million therms per year. This represents 2.5% of the total WICOR sendout to commercial and industrial customers. One company accounts for more than two-thirds of the service on this schedule and three companies account for 95 percent. Steam displacement discounts offered by Wisconsin gas are negotiated on a customer-by-customer basis and are confidential. Each customer's rate must be approved by the PSCW. Seven customers who were offered SD-1 rates in recent years opted to take steam service.

          A merger between WEC and WICOR might reduce the level of gas discounts offered under the steam displacement tariff. However, regulation by the PSCW determines the overall level of revenues for WICOR. Even setting aside, for the moment, rate regulation, the fact that steam displacement discounts are offered on a customer-by-customer basis and are overtly discriminatory in terms of the steam opportunities available to the customer means that steam versus gas competition does not constrain the overall level of gas distribution prices. In fact, to the extent that certain customers receive a steam displacement discount, the mechanics of tariff determination reassign the costs not recovered from those customers to the customers who don't receive discounts.

          Both commercial motives and regulation constrain the level of gas discounts under the steam displacement tariff. Discounts offered will be the lower of 1) the amount necessary to retain the customer and 2) the amount that still causes the customer to make a net contribution to system fixed costs. The rationale for discounting is that if a gas customer is lost to steam competition, the infrastructure that could have supported serving the customer remains in place but may be underutilized. However, even when steam is highly economically attractive to the customer, WICOR would not usually offer a discount resulting in a price that is less than its avoidable cost of serving the customer. This discount policy, the operation of which is subject to review by the PSCW, can serve the interests of WICOR and its other customers even though those other customers' rates are higher than would be the case if the steam displacement customers were retained at full rates.

          However, this discount policy may not be fully in the public interest because it determines the optimal level of discounts taking into account only the effects on the gas system while ignoring the effects on the steam system. The steam system is subject to the same kinds of economies of scale and density as in the gas distribution system, though not necessarily to an identical degree. As with gas, a customer who is on or near a steam line can be served at an incremental cost that is well below the fully allocated cost that is used to set regulated tariffs. While WE does not discount steam tariffs, there is probably an economic argument for doing so on the same rationale that justifies gas discounts.

          For the reasons to be explained below, combined ownership of gas and steam would probably result in less discounting than occurs under separate ownership. However, in these circumstances that result is not offensive to the goals of antitrust policy. Antitrust policy seeks to protect competition in order to ensure that consumers pay competitive prices. Just as the purpose of antitrust policy is to protect the competitive process as a whole and not individual competitors, its purpose is also to maximize the welfare of consumers as a whole and not to protect a small sub-class of consumers who benefit at the expense of all other consumers. Competitive prices are deemed to be both equitable and economically efficient. Where, as in the case of gas and steam distribution, both competitors are natural monopolies, the economically efficient level of discounts from full cost pricing should take into account the economies of both systems. Placing the pricing decision, subject to regulatory constraint and oversight, in the hands of one company that takes the economics of both the gas and steam systems into account permits a discount policy that is a more efficient (and in that sense a more competitive) outcome than the owner of the gas system alone would pursue.

          The level of steam displacement discounts resulting from the merger is likely to be economically efficient and thus in the best interest of all customers, not just the narrow subset of customers who benefit from the existing discount policy. Under combined ownership of the gas and steam systems, if a customer switching to steam would cost the gas business a net contribution to fixed costs and profits of X, but would make net contribution of Y to the steam system, then the maximum discount that WEC would contemplate offering to prevent the switch would be X - Y. If Y is a positive amount, the maximum discount that would be contemplated would, indeed, be less than Wisconsin Gas would consider as an independent company. If Y is greater than X, WEC would offer no steam displacement discount. The important point is that this discount policy would minimize rates for the rest of the customers (inclusive of gas and steam).

          Thus, even in the retail gas-steam market, where the two companies currently compete, bringing gas and steam under one roof would lead to more economically efficient pricing and therefore would be consistent with the goals of antitrust policy.

          The last relevant product market is the market for wholesale electricity. Because WICOR does not participate in that market, the merger will have no effect whatsoever on concentration. In addition, because WICOR does not supply gas to any producer of wholesale electricity that competes with Wisconsin Electric, the combined company could not acquire market power by restricting the supply of gas and raising its rivals' costs.


(c) WEC does not believe that any formal market concentration study is needed to assess the market power effects of the proposed transaction. As explained in FERC's Merger Guidelines, it "will not be necessary for the merger applicants to perform the [market] screen analysis in cases where the merging firms do not have facilities or sell relevant products in common geographic markets. As explained above, WEC and WICOR do not have facilities or sell relevant products in common geographic markets.

(d) and (e). Not applicable .

Submitted by:  Roman Draba

                             PSCW Staff Data Request
                                WEC/WICOR Merger
                                  July 12, 1999

Item A5: Please describe the full extent of any loss of natural gas vs. steam competition. Moreover, please provide an appropriate anti-trust analysis of this issue. Furthermore, please address the nature and mechanics of potential remedies to those identified anti-trust concerns.
Finally, please provide a list of contracts for steam customers.

Response:

WE operates a steam system covering parts of the City of Milwaukee. The system has slightly over 300 customers. The downtown Milwaukee steam system revenues are about $13 million, or less than 1% of Wisconsin Energy's total revenues. The dozen largest customers account for half of revenues. While most urban steam systems in the US are stagnant or shrinking, the WE system actually is expanding, albeit at a slow rate. The healthiness of the system is primarily due to low rates; WE's system is principally coal based and its rates are among the lowest in the country.

Steam is sold at cost of service-based regulated tariff rates set by the PSCW. There are no discounts offered against these tariffs. Hence, competition from gas does not affect the prices offered or paid for steam service.

WE added four relatively major steam customers (i.e. among the 50 largest steam customers) in the past 3 years. WE Steam estimates that it makes about 6 offers of service per year.

Wisconsin Gas sometimes offers discounts to customers who have been offered steam service. Currently, there are 8 customers and 23 customer sites on the SD-1 steam displacement rate schedule. Total volume of gas sold on this tariff is 18.3 million therms per year. This represents 2.5 percent of total WICOR sendout to commercial and industrial customers. One company accounts for more than two-thirds of the service on this schedule and three companies account for 95 percent.

Steam displacement discounts offered by Wisconsin Gas are negotiated on a customer-by-customer basis and are confidential. Each customer's rate must be approved by the PSC. Seven customers who were offered SD-1 rates in recent years opted to take steam service.

Both companies sometimes provide energy efficiency advice and engineering analyses to customers at little or no cost. Since this advice can improve the customers' economics of using the energy source that the company is offering, this service has some competitive impact.

To summarize, there is some competition between gas and steam. This is limited to a portion of the Wisconsin Gas service area. Only 23 customer sites and 8 customer firms benefit from steam displacement gas tariffs. nearly all of the benefit goes to three customers.

In considering the market power implications of the merger between Wisconsin Gas and WEC, the threshold question is whether the competition that potentially is eliminated is competitively significant. Clearly, competition from gas is competitively significant to the WE steam system. However, this has no effect on the price charged for steam, which is old solely at regulated tariff rates. Regulation, not competition, is the constraint on steam system pricing. Steam competition plays a minor competitive role on the pricing by Wisconsin Gas. As a consequence of open access gas competition, which applies to all of the major steam-competitive customers, the only service for which steam competition is a potentially relevant constraint on pricing is gas distribution. For commodity gas, gas-on-gas competition is a more direct and meaningful pricing constraint.

Regulation by the PSC determines tariff prices for gas distribution and constrains the overall level of revenues of WICOR. Even setting aside, for the moment, the fact of rate regulation, the fact that steam displacement discounts are offered on a customer-by-customer basis and are overtly discriminatory in terms of the steam opportunities available to the customer means that steam versus gas competition does not constrain the overall level of gas distribution tariffs. Indeed, to the extent that a customer receives a steam displacement discount, the mechanics of tariff formation reassign the costs not recovered from that customer to the undiscounted customers.

Both commercial motives and regulation constrain the level of gas discounts under the steam displacement tariff. Discounts offered will be the lower of 1) the amount necessary to retain the customer and 2) the level that still causes the customer to make a net contribution to system fixed costs. The rationale for discounting is that if a customer is lost to steam competition, the infrastructure that could have supported serving the customer remains in place but may be underutilized. However, even when steam is highly economically attractive to the customer, WICOR would not usually offer a discount that is

---------------

1    This point is illustrated by considering what would happen if only tariff service could be offered to customers who have steam opportunities. If steam competition were sufficiently common and commercially important, then (in the absence of overall rate of return regulation), WICOR might reduce its level of tariffs generally in order to retain the competitively accessible customers. However, since price discrimination is permitted, there is no constraining effect on overall tariff levels.

less than its avoidable cost of serving the customer. The discount policy, the operation of which is subject to review by the PSC, can serve the interests of WICOR and its customers even though other customers' rates are higher than would be the case if the steam-competitive customers were retained at full rates.

However, this discount policy may not be fully in the public interest. It determines the optimum level of discounts having considered only the effects on the gas system. It ignores the effects on the steam system. The steam system is subject to the same kinds of economies of scale and density as is gas distribution, albeit not necessarily to an identical degree. As with gas, a customer who is on or near a steam line can be served at an incremental cost that is well below the average or full cost basis for setting regulated tariffs. While WE does not discount steam tariffs, there likely is an economic case for doing so on the same rationale that justifies gas discounts.

For the reasons explained below, there would be a tendency for somewhat lower discounts under combined than under separate ownership. However, in these circumstances, this result is not offensive to the goals of antitrust regulation. Antitrust policy seeks to protect competition in order to ensure that customers see competitive prices. Just as the purpose of antitrust regulation is to protect the competitive process as a whole and not individual competitors, its purpose also is to maximize the welfare of consumers as a whole and not to protect a small sub-class of consumers who benefit at the expense of all other consumers. Competitive prices are deemed to be both equitable and economically efficient. Where, as in the case of gas and steam distribution, both competitors are natural monopolies, the economically efficient level of discounts from full cost pricing should take into account the economics of both systems. Placing the pricing decision, subject to regulatory constraint and oversight, in the hands of one company that takes the economics of both the gas and steam systems into account permits a discount policy that is a more efficient outcome than the owner of the gas system alone would pursue.

This brings us to the ultimate question; what level of discounts is in the public interest and is the merger likely to reduce discounts below that level?

---------------

2    Hypothetically, a gas distribution company in competition with a steam system might offer discounts to a large customer that result in that customer not covering even the avoidable cost of service. This could arise if losing that customer would result in a new steam system loop being built that also would pass by, and be available to serve, additional customers. Such a super-discount would be in the interest of the LDC and its customers, considered narrowly. However, it likely would not be in the public interest, since the intended effect is to deny a steam alternative to other customers.

3    A natural monopoly occurs when the incremental cost of additional service is less than average cost even at volume levels that are the total volume in the market. Gas and steam distribution are natural monopolies primarily because 1) the cost of system extension is less than average cost, and 2) costs are reduced if customers are not passed by (i.e. if there are not two sets of pipes running down the street, each of which serves part of the market.) There is an entire literature that is concerned with the question of how the difference between full costs and incremental costs should be recovered for natural monopolies. Here, we focus solely on the question of how the "externalities" of pricing of one system impacts on the costs of the other and how taking those externalities into account affects pricing.

WEC's economic interests, and those of its gas and steam customers collectively would be served best by a discounting policy that is economically efficient. If a customer switching to steam would cost the gas business a net contribution to fixed costs and profits of X, and the benefit of switching to steam is worth a net contribution of Y to the steam system, then the maximum discount that WEC would contemplate would be X-Y. If Y is a positive amount, the maximum discount that would be contemplated would, indeed, be less than Wisconsin Gas would consider as an independent company. If Y is greater than X, no discount would be offered by WEC. This discount policy is the policy that minimizes rates for the rest of its customers (inclusive of gas and steam).

Of course, a few customers who have been uniquely positioned to extract discounts may see higher prices as a result of this rationalization of discount policy. Off-setting this loss is the gain made by all other customers of both the gas and steam system from a more economically efficient discount policy.

                             PSCW Staff Data Request
                                WEC/WICOR MERGER
                                  July 12, 1999

Item A6: Please describe the full extent of any loss of natural gas vs. electricity competition. (One example could include air conditioning; there are likely others.) Moreover, please provide an appropriate anti-trust analysis of this issue. Furthermore, please address the nature and mechanics of potential remedies to those identified anti-trust concerns.

Response:

There is a substantial overlap between the gas service area of WICOR and the electric service area of WE. Approximately 370,000 customers who take gas service from WICOR take electric service from WE.

Both gas and electric service are regulated by PSC. Regulation, not competition, is the main constraint that assures that prices are just and reasonable. While gas versus electric service might provide some theoretical limit to the prices charged for either form of energy, that limit is likely to be well above the levels allowed by tariffs.

The weakness of interfuel competition as a constraint on prices is shown by the cross-electicities of demand. Econometric studies of the demand for gas and electricity, most of which date from the 1970s and early 1980s, show cross-price elasticities that typically are in the range of 0.1 and 0.2. Short run elasticities tend to be even lower, reflecting the fact that switching fuels requires replacement of long-lived energy using appliances and devices.

Underlying these low cross-elasticities is the fact that one or the other fuel dominates most major end uses. The bulk of electricity demand is for end uses for which gas is not directly substitutable. Some end uses for which gas once competed, such as refrigeration and cooling are no longer economic. Gas conversely dominates space heating and certain process uses. Survey data compiled by WE shows that in areas that have gas service, 85 percent of homes are heated with gas and only 6 percent with electricity. Gas is still more dominant in commercial and industrial buildings. A substantial part of the electricity share of this market is due to special circumstances, such as the need for separate metering of apartments and condominiums. The relative shares of gas and electricity in home heating are relatively stable, showing no material difference between new and older homes.

Other end uses show some greater degree of competition between fuels. Gas dominates in water heating where the customer has a choice but the electric share is not trivial; other competitive end uses include ranges and clothes drying in the residential sector and a few industrial process uses. The staff question asks specifically about air conditioning. There is no competing gas technology in the residential sector. In the commercial sector, Wisconsin Gas has not found it profitable to pursue this market since the low level of electric tariffs makes gas units unattractive to customers.

While there is competition between gas and electricity for a few uses, this in not the same as saying that there is competition between gas and electric companies. The days when energy companies sold appliances in their own stores at attractive prices are long gone. Aggressive marketing to use gas or to go "all electric" died with the energy "crisis" of the 1970s. Today, the role of the gas LDC and electricity company, including WE and Wisconsin Gas, is passive. No tariff discounts are available to induce customers to use gas versus electricity. The customer chooses what energy form it wishes to use and buys its equipment accordingly. The past practice of discounting connection costs to the developers of new subdivisions also has ended. Both Wisconsin Gas and WE extend service according to regulated schedules on a basis that does not discriminate according to the systems and appliances that the developer installs.

To summarize, the competitive overlap between WE and Wisconsin Gas in terms of service areas is substantial, but the competitive overlap in end uses of energy is meager. Regulation, not interfuel competition, determines customer prices; interfuel competition is such a weak constraint that deregulation of gas and electric distribution has not been considered seriously in Wisconsin or elsewhere. The role of the energy utility companies in such interfuel competition as does exist is virtually non-existent.

The weak role of competition between electricity and gas as a constraint on delivered prices is also shown by the continued existence of combination utilities. Most gas customers in Wisconsin are served by combination companies. In those states where open retail access for electricity and gas is occurring, utilities have not been required to divest their gas or electric operations. To the contrary, there have been a number of recent convergence mergers, where electricity companies have bought gas operations. To the contrary, there have been a number of recent convergence mergers, where electricity companies have bought gas operations, including gas LDC operations with overlapping territories.

                             PSCW Staff Data Request
                                WEC/WICOR Merger
                                  July 12, 1999

Item A7: Please describe the full extent of any other loss of competition. Moreover, please provide an appropriate anti-trust analysis of this issue. Furthermore, please address the nature and mechanics of potential remedies to those identified anti-trust concerns.

Response:

One additional area of potential loss of competition is head-to-head (gas-to-gas) competition for new franchise areas.

Wisconsin Electric and Wisconsin Gas are not currently competing for gas customers. The companies currently have before the PSCW two boundary agreements, one for the Town of Freedom, and the other for the Town of Ellington, both in Outagamie County. Both of the companies presently serve customers in these towns, and the agreements have been entered into to avoid conflict and provide service to customers who want gas service.

Wisconsin Electric and Wisconsin Gas do not expect any future head-to-head competition for new service territories for several reasons. Both companies have recently grown significantly into the economic open territories. This expansion period is now complete. Several remaining open areas do not meet the companies' economic criteria for expansion. For example, two open areas in the Fox Valley were targeted for new service territories by WE Gas Ops, but the economics turned out to be unfavorable and were cancelled. Despite being adjacent to Wisconsin Gas territory, Wisconsin Gas did not file a competing application due to similar unfavorable economics from their point of view.

There will not be an overlap in the two companies expansion sin the future for several additional reasons. First, WE Gas Ops is landlocked (surrounded by other companies) with two exceptions, the North Border region and the Prairie du Chien region. In the North Border region, Wisconsin Gas is not nearby. In the Prairie du Chien region, WE Gas Ops has considered but rejected expanding into the open areas due to unfavorable economics.

Although highly speculative, there is some possibility that the merged company could expand into areas that neither company alone would find economic. For example, where the service territories of the combined companies are separated by an open area, a project linking the two systems and providing service to the open area might become economic.